FORM 4

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files purusant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
     Estate of Joe Frank Sanderson
     P. O. Box 988
     Laurel, MS  39441-0988

2.  Issuer Name and Ticker or Trading
     SAFM

3.  IRS or Social Security Number of Reporting Person (Voluntary)
     64-6213477

4.  Statement for Month/Year
     June 1998

5.  If Amendment, DAte of Original (Month/Year)
     N/A

6.  Relationship of Reporting Person to Issuer
     10% Owner


 TABLE I. Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.  Title of Security          2.Trans-   3. Trans-   4.Securities Acquired  5. Amount of       6. Owner-     7.  Nature of
      (Instr.  3)                action      action     (A) or Disposed of      Securities         ship           Indirect
                                 Date        Code       (D) (Instr. 3, 4        Beneficially       Form:          Beneficial
                                 (Month/    (Instr.8)   and 5)                  Owned at           Direct (d)     Ownership
                                 Day/                                           End of Month       or Indirect    (Instr.  4)
                                 Year                                           (Instr.3 or 4)     (I) (Instr.4)
                                            Code  V      Amount (A) or   Price
                                                                (D)

Common Stock, $1.00 par value
 per share                       6/1/98     P            10,000  A       11.750     3,269,654           D
Common Stock, $1.00 par value
 per share                       6/2/98     P            25,000  A       12.000     3,269,654           D
Common Stock, $1.00 par value
 per share                       6/3/98     P             7,500  A       12.000     3,269,654           D
Common Stock, $1.00 par value
 per share                       6/4/98     P            22,500  A       12.125     3,269,654           D
Common Stock, $1.00 par value
 per share                                                                             88,731           I           ESOP Allocation


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls warrants options, convertible securities)


1.Title         2.Conver-  3. Trans- 4.Transac- 5. Number of   6. Date      7.Title   8.Price  9.Number  10. Owner-   11.  Nature of
  of Deri-        sion or     action   tion Code   Derivative     Exer-       and       of       of          ship          Indirect
  vative          Exercise    Date    (Instr. 8)   Securities     and         Amount    Deriv-   Deriv-      Form          Bene-
  Security        Price of    (Month/              Acquired (A)   Expir-      of Under- ative    ative       of Deriv-     ficial
  (Instr.3)       Derivative  Day/                 or Disposed    ation       lying     Security Securities  ative         Owner-
                  Security    Year)                of (D) (Instr. Date        Securities (Instr. Bene-       Security:     ship
                                                     3, 4 and 5) (Month/      (Instr.    5)      ficially    Direct(D)     (Inst. 4)
                                                                  Day/Year)    3 and 4)          owned       or Indirect
                                                                                                 at End      (I) (Instr.
                                                                                                 of          4)
                                                                                                 Month
                                                                                                 (Instr.4)


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                                                                                      Amount
                                        Code (V)   (A) (D)     Date    Expir-         or No.
                                                               Exer-   ation          of Shares
                                                               cisable Date





Explanation of Responses:










                       /s/Joe F. Sanderson, Jr., Co-executor      July 6, 1998
                          **Signaure of Reporting Person             Date